# Kirkland Lake Gold Ltd.

(the "Company")

KL | KIRKLAND LAKE GOLD

## FORM OF PROXY ("PROXY")

Annual and Special Meeting
May 4, 2017 at 4:30 pm EST
Cassels Brock & Blackwell LLP, Suite 2100,
40 King Street West, Toronto, Ontario M5C 3C2
(the "Meeting")

**RECORD DATE:** March 27, 2017
**CONTROL NUMBER:**
**SEQUENCE #:**
**FILING DEADLINE FOR PROXY:** May 2, 2017 at 4:30 pm EST

| VOTING METHOD | |
|---|---|
| **INTERNET** | Go to www.voteproxyonline.com and enter the 12 digit control number above |
| **FACSIMILE** | 416-595-9593 |
| **MAIL or HAND DELIVERY** | TSX Trust Company<br>200 University Avenue, Suite 300,<br>Toronto, Ontario, M5H 4H1 |

The undersigned hereby appoints **Anthony Makuch, President and Chief Executive Officer** of the Company, whom failing **Philip C. Yee, Chief Financial Officer** of the Company (the "Management Nominees"), or instead of any of them, the following Appointee

*Please print appointee name*

as proxyholder on behalf of the undersigned with the power of substitution to attend, act and vote for and on behalf of the undersigned in respect of all matters that may properly come before the Meeting and at any adjournment(s) or postponement(s) thereof, to the same extent and with the same power as if the undersigned were personally present at the said Meeting or such adjournment(s) or postponement(s) thereof in accordance with voting instructions, if any, provided below.

**- SEE VOTING GUIDELINES ON REVERSE -**

**RESOLUTIONS – MANAGEMENT VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT ABOVE THE BOXES**

### 1. Number of Directors

| | FOR | AGAINST |
|---|---|---|
| To set the number of Directors at 8. | ☐ | ☐ |

### 2. Election of Directors

| | | FOR | WITHHOLD | | | FOR | WITHHOLD |
|---|---|---|---|---|---|---|---|
| a) | Jonathan Gill | ☐ | ☐ | e) | Barry Olson | ☐ | ☐ |
| b) | Arnold Klassen | ☐ | ☐ | f) | Jeff Parr | ☐ | ☐ |
| c) | Pamela Klessig | ☐ | ☐ | g) | Eric Sprott | ☐ | ☐ |
| d) | Anthony Makuch | ☐ | ☐ | h) | Raymond Threlkeld | ☐ | ☐ |

### 3. Appointment of Auditors

| | FOR | WITHHOLD |
|---|---|---|
| To appoint KPMG LLP, Chartered Professional Accountants as auditor of the Company and authorize the Board to fix their remuneration. | ☐ | ☐ |

### 4. Long Term Incentive Plan

| | FOR | AGAINST |
|---|---|---|
| To consider, and if deemed appropriate, pass with or without variation, an ordinary resolution approve the long term incentive plan of the Company as a treasury based plan and to approve all unallocated share units issuable under the long term incentive plan. | ☐ | ☐ |

### 5. Deferred Share Unit Plan

| | FOR | AGAINST |
|---|---|---|
| To consider, and if deemed appropriate, pass with or without variation, an ordinary resolution approving the deferred share unit plan of the Company as a treasury based plan to satisfy payment obligations to non-employee directors and to approve all unallocated deferred share units issuable under the deferred share unit plan. | ☐ | ☐ |

### 6. Stock Option Plan Amendment

| | FOR | AGAINST |
|---|---|---|
| To consider, and if deemed appropriate, pass with our without variation, an ordinary resolution approving certain amendments to the incentive stock option plan of the Company as more particularly described under the heading "Business of the Meeting - Approval of Stock Option Plan Amendments". | ☐ | ☐ |

This proxy revokes and supersedes all earlier dated proxies and **MUST BE SIGNED**

*PLEASE PRINT NAME*

*Signature of registered owner(s)* *Date (MM/DD/YYYY)*

TMX | TSX Trust

## Proxy Voting – Guidelines and Conditions

1. **THIS PROXY IS SOLICITED BY MANAGEMENT OF THE COMPANY.**
2. **THIS PROXY SHOULD BE READ IN CONJUNCTION WITH THE MEETING MATERIALS PRIOR TO VOTING.**
3. **If you appoint the Management Nominees to vote your securities, they will vote in accordance with your instructions or, if no instructions are given, in accordance with the Management Voting Recommendations highlighted for each Resolution on the reverse. If you appoint someone else to vote your securities, they will also vote in accordance with your instructions or, if no instructions are given, as they in their discretion choose.**
4. This proxy confers discretionary authority on the person named to vote in his or her discretion with respect to amendments or variations to the matters identified in the Notice of the Meeting accompanying the proxy or such other matters which may properly come before the Meeting or any adjournment or postponement thereof.
5. **Each security holder has the right to appoint a person other than the Management Nominees specified herein to represent them at the Meeting or any adjournment or postponement thereof.** Such right may be exercised by inserting in the space labeled "*Please print appointee name*", the name of the person to be appointed, who need not be a security holder of the Company.
6. To be valid, this proxy must be signed. Please date the proxy. If the proxy is not dated, it is deemed to bear the date of its mailing to the security holders of the Company.
7. To be valid, this proxy must be filed using one of the ***Voting Methods*** and *must be received by TSX Trust Company* before the ***Filing Deadline for Proxies***, noted on the reverse or in the case of any adjournment or postponement of the Meeting not less than 48 hours (Saturdays, Sundays and holidays excepted) before the time of the adjourned or postponed meeting. Late proxies may be accepted or rejected by the Chairman of the Meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy.
8. If the security holder is a corporation, the proxy must be executed by an officer or attorney thereof duly authorized, and the security holder may be required to provide documentation evidencing the signatory's power to sign the proxy.
9. Guidelines for proper execution of the proxy are available at www.stac.ca. Please refer to the Proxy Protocol.

## Investor inSite

TSX Trust Company offers at no cost to security holders, the convenience of secure 24-hour access to all data relating to their account including summary of holdings, transaction history, and links to valuable security holder forms and Frequently Asked Questions.

To register, please visit
www.tsxtrust.com/investorinsite

Click on, "*Register Online Now*" and complete the registration form. Call us toll free at 1-866-600-5869 with any questions.

## Request for Financial Statements

In accordance with securities regulations, security holders may elect to receive Annual Financial Statements, Interim Financial Statements and MD&As.

**Instead of receiving the financial statements by mail, you may choose to view these documents on SEDAR at www.sedar.com.**

**I am currently a security holder of the Company and as such request the following:**

☐ **Annual Financial Statements with MD&A**

☐ **Interim Financial Statements with MD&A**

If you are casting your vote online and wish to receive financial statements, please complete the online request for financial statements following your voting instructions.

If the cut-off time has passed, please fax this side to 416-595-9593

☐ **Check this box if you wish to receive the selected financial statements electronically and print your email address below**

*E-mail (optional)*

By providing my email address, I hereby acknowledge and consent to all provisions outlined in the following: https://www.voteproxyonline.com/equity/fsred.pdf

Kirkland Lake Gold Ltd.
2017